Exhibit 99.2

TEKMIRA PHARMACEUTICALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

May 14, 2013 / This management discussion and analysis (MD&A) for the three months ended March 31, 2013 should be read in conjunction with the MD&A and the unaudited condensed consolidated financial statements and related notes for the same period and the audited consolidated financial statements and related notes for the year ended December 31, 2012. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A and our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated. Unless the context otherwise requires, all references to “Tekmira,” the “Company,” “we,” “us,” and “our” refer to Tekmira Pharmaceuticals Corporation, including all of its subsidiaries. Additional information relating to Tekmira, including the Company’s annual report on Form 20-F for the year ended December 31, 2012 is available at the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this MD&A include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the effects of Tekmira’s products on the treatment of cancer, infectious disease, and other diseases; the effects of TKM-PLK1 on the treatment of cancer, including gastrointestinal carcinoid (neuroendocrine) tumors; the expected enrolment, completion and release of data from the expansion cohort of the TKM-PLK1 later this year; the evaluation of additional indications for TKM-PLK1 Phase II development, and guidance thereon; the expected timing of the release of trial design and other details about, and the initiation of, a Phase II clinical trial for TKM-PLK1; the modifications to the TKM-Ebola contract with the U.S. DoD’s JPM-TMT office to integrate recent advancements in LNP formulation and manufacturing technology; the initiation of pre-clinical and chemistry, manufacturing and control studies that support the use of the advancements in the TKM-Ebola program; the completion of these studies and submission to the FDA to support the use of the enhanced product in a TKM-Ebola Phase I clinical trial, and the timing thereon; the initiation of a Phase I clinical trial for TKM-Ebola; the quantum and timing of funding that may be provided to Tekmira pursuant to the TKM-Ebola contract with the U.S. DoD’s JPM-TMT Office; the evaluation of preclinical candidates with data generation thereon to support target selection; the timing and nomination of Tekmira’s next product candidate for development; Tekmira’s expectations of entering into a separate cross license agreement with AlCana, which includes anticipated milestone and royalty payments and an expected agreement for AlCana not to compete in the RNAi field for five years, and expected payments upon execution of the cross-license agreement with AlCana; the quantum and timing of future milestone royalty payments expected from the ALN-TTR02, ALN-VSP, ALN-PCS02 and other LNP-enabled product development programs of Alnylam; the timing and reporting of initial results from a Phase II clinical trial; the timing of an ALN-TTR02 pivotal or Phase III clinical trial, and related payments to Tekmira; the timing and initiation of a ALN-VSP clinical trial in China; milestones and royalty payments from Alnylam’s LNP-enabled products; licenses from Alnylam for the discovery, development and commercialization of RNAi products directed to thirteen gene targets; the use of lipid nanoparticle technology by Tekmira’s licensees and expected royalty payments from commercial sales of Tekmira’s product development partners; statements about Tekmira’s MV-RNA license with Halo-Bio, as well as milestone and royalty payments thereon; statements about Tekmira’s Unlocked Nucleobase Analog (UNA) license with Marina, as well as milestone and royalty payments thereon; anticipated royalty payments based on sales of Marqibo; statements with respect to revenue and expense fluctuation and guidance; the quantum and timing of potential funding; statements about Tekmira’s cash runway extending into 2015 and estimated cash and cash equivalents at the end of 2013; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

With respect to the forward-looking statements contained in this MD&A, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for cancer, infectious disease, or other diseases; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the JPM-TMT program; results in preclinical models are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s partners including Alnylam, Talon, the DoD, and others; Tekmira’s financial position and its ability to execute on its business strategy; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira’s research and development capabilities and resources may not meet current or expected demand; Tekmira’s products may not prove to be effective in the treatment of cancer, infectious disease, or other diseases; Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated and may not generate results that warrant future development of the tested drug candidate; the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions; the FDA may not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products; Tekmira may not complete enrolment or release data from the expansion cohort of the TKM-PLK1 Phase I clinical trial in the expected time frame, or at all; Tekmira may not release details about the TKM-PLK1 Phase II trial design in the timeframe anticipated, or at all; TKM-PLK1 might not enter into Phase II clinical trials in the timeframe anticipated, or at all; there may be no additional indications for Phase II development; the DoD may reduce or cancel certain defense spending, including Tekmira’s contract to develop TKM-Ebola, or adversely modify the contract with Tekmira; the FDA may decide that TKM-Ebola “Animal Rule” data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; Tekmira may not complete the work or studies necessary for the submission of the new LNP formulation for TKM-Ebola to the FDA in the anticipated timeframe, or at all; the FDA may not approve the new LNP formulation for TKM-Ebola; Tekmira may not initiate a new TKM-Ebola Phase I clinical trial in the anticipated timeframe, or at all; expected milestone or royalty payments related to the settlement and licensing agreement between Tekmira and Alnylam may not be received in the quantum and on the timing currently anticipated, or at all; additional exclusive or non-exclusive licenses from Alnylam may not be received as anticipated, or at all; initial results from the Phase II ALN-TTR02 trial may not be reported in the time frame currently contemplated, or at all; a Phase III or pivotal trial for ALN-TTR02 may not start as currently anticipated, or at all; clinical trials for ALN-VSP may not commence as anticipated, or at all; the possibility that Tekmira may not enter into a separate cross license agreement with AlCana on the terms currently anticipated, or at all; Tekmira’s development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; UNAs may not have the effect of increasing stability or reducing off-target effects when incorporated into RNAi drugs; Tekmira may never develop a commercially viable product that uses UNA or MV-RNA technologies, or at all; the possibility that Marqibo may not be accepted in the marketplace or that Talon may not be able to develop adequate marketing and distribution capabilities; the possibility that Tekmira may not receive milestone and royalty payments based on the successful development and commercialization of Talon’s Marqibo, Brakiva, and Alocrest product candidates; payments received from third parties may not be sufficient to fund Tekmira’s continued business plan as currently anticipated; future operating results are uncertain and likely to

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

fluctuate; Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements; Tekmira’s cash runway may not extend into 2015 as anticipated, and may be substantially less than required to continue current operations; and the possibility that Tekmira may not have sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Report on Form 20-F for the year ended December 31, 2012, which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle (LNP) delivery technology to pharmaceutical partners.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our partners’ products and are developing TKM-Ebola, an anti-Ebola viral therapeutic, under a contract with the U.S. Department of Defense’s (DoD) Joint Project Manager Transformational Medical Technologies (JPM-TMT) Office. Our focus is on advancing products that utilize our proprietary LNP technology for the delivery of small interfering RNA (siRNA), multivalent RNA (MV-RNA), or Unlocked Nucleobase Analogs (UNA). These products are intended to treat diseases through a process known as RNA interference, which prevents the production of disease associated proteins. We have rights under the RNAi intellectual property of Alnylam Pharmaceuticals, Inc. to develop thirteen RNAi therapeutic products. In addition, we have exclusive access to use MV-RNA technology from Halo-Bio RNAi Therapeutics, Inc. and non-exclusive access to use UNAs from Marina Biotech, Inc. for the development of RNAi therapeutic products.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam and Merck & Co., Inc., and Alnylam has provided certain access to our LNP delivery technology to some of its partners. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the DoD, through their JPM-TMT program, and other undisclosed pharmaceutical and biotechnology companies. Outside the field of RNAi, we have a legacy licensing agreement with Talon Therapeutics, Inc.

Internal Product Candidates

TKM-PLK1

Our lead oncology product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in adjacent healthy tissue. TKM-PLK1 targets PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Results from the dose escalation portion of a Phase I clinical trial were presented at the American Association for Cancer Research (AACR) Annual Meeting held from April 6-10, 2013 in Washington, DC. In this Phase I study, TKM-PLK1 was generally well-tolerated and showed encouraging signs of drug activity with RNAi activity confirmed in tumor biopsy. TKM-PLK1, which employs a unique LNP formulation for oncology applications, was administered to 24 patients at doses ranging from 0.15 mg/kg to 0.90 mg/kg. Based on data generated, the maximum tolerated dose is estimated to be 0.75 mg/kg. A 10-patient expansion cohort is currently enrolling patients at 0.75 mg/kg, with data expected later this year.

Tekmira expects to initiate a Phase II clinical trial in patients with previously treated gastrointestinal carcinoid (neuroendocrine) cancer in the second half of 2013. Details of the trial design will be disclosed later this year. Tekmira is also evaluating additional indications for Phase II development and will provide guidance later this year. Tekmira also expects to present data from the expansion cohort of the TKM-PLK1 Phase I clinical trial this year.

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

TKM-Ebola

For many years, the Zaire species of Ebola virus (ZEBOV) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are no approved treatments for Ebola or other hemorrhagic fever viruses.

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease. We conducted the studies in collaboration with infectious disease researchers from Boston University and the United States Army Medical Research Institute for Infectious Diseases (USAMRIID) and were funded in part by the DoD’s JPM-TMT office. These preclinical studies were published in the medical journal The Lancet and demonstrated that when siRNA targeting the Ebola virus and delivered by Tekmira’s LNP technology were used to treat previously infected non-human primates, the result was 100 percent protection from an otherwise lethal dose of Zaire Ebola virus (Geisbert et al., The Lancet, Vol 375, May 29, 2010).

On July 14, 2010, we signed a contract with the DoD under their JPM-TMT program, to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. For stage one of the contract, we were initially eligible to receive targeted funding of US$34.7 million for the development of TKM-Ebola, including completion of preclinical development, filing an IND application with the FDA and the completion of a Phase I human safety clinical trial.

The DoD has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of approximately US$140.0 million in funding for the entire program. Under the contract we invoice the DoD for direct labor, third party costs and an apportionment of overheads plus an incentive fee. The funding is paid through monthly reimbursements, and the DoD has the ability to cancel at any time.

On May 8, 2013, we announced that our contract with the DoD’s JPM-TMT office had been modified to support development plans that integrate advancements in Tekmira’s LNP formulation and manufacturing technologies, and provide for $6.9 million in additional funding for the TKM-Ebola program. The contract modification increases the stage one targeted funding to US$41.7 million. We have initiated pre-clinical and chemistry, manufacturing and control studies that support the use of these improvements in the program. Tekmira anticipates the completion of these studies and a submission to the FDA in the second half of 2013 in order to support the use of the enhanced product in a Phase I clinical trial.

TKM-Ebola is being developed under specific FDA regulatory guidelines called the “Animal Rule.” The Animal Rule provides that under certain circumstances, where it is unethical or not feasible to conduct human efficacy studies, the FDA may grant marketing approval based on adequate and well-controlled animal studies when the results of those studies establish that the drug is reasonably likely to produce clinical benefit in humans. Demonstration of the product’s safety in humans is still required.

Other Preclinical Candidates

We are currently evaluating several preclinical candidates with potential in diverse therapeutic areas and generating data to support the advancement of the most promising of these targets. We expect to be in a position to nominate our next product candidate for development in 2013.

Alnylam settlement and license agreement

On November 12, 2012, we entered into an agreement to settle all litigation between Tekmira and Alnylam and AlCana Technologies, Inc., and we also entered into a new licensing agreement with Alnylam that replaces all earlier licensing, cross-licensing, collaboration, and manufacturing agreements. Tekmira expects to enter into a separate cross license agreement with AlCana which will include milestone and royalty payments and AlCana has agreed not to compete in the RNAi field for five years. In conjunction with the Settlement, we paid AlCana US$300,000 and accrued a further US$1,500,000, which we expect to pay upon the execution of a cross license agreement with AlCana.

As a result of the new Alnylam license agreement, Tekmira received a total of US$65 million in cash payments in November 2012. This includes US$30 million associated with the termination of the manufacturing agreement

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

and US$35 million associated with the termination of the previous license agreements, as well as a reduction of the milestone and royalty schedules associated with Alnylam’s ALN-VSP, ALN-PCS, and ALN-TTR programs. Of the US$65 million received from Alnylam, US$18.7 million was subsequently paid by us to our lead legal counsel representing us in the lawsuit against Alnylam and AlCana, in satisfaction of the contingent obligation owed to that counsel. We are also eligible to receive an additional US$10 million in near-term milestones, comprised of a US$5 million payment upon ALN-TTR entering a Phase III or pivotal clinical trial and a US$5 million payment related to enabling drug production for the initiation of clinical trials for ALN-VSP in China. Both near-term milestones are expected to occur in 2013. In addition, Alnylam has transferred all agreed upon patents and patent applications related to LNP technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to Tekmira, and we will own and control prosecution of this intellectual property portfolio. Tekmira is the only company able to sublicense LNP intellectual property in future platform-type relationships. Alnylam has a license to use Tekmira’s intellectual property to develop and commercialize products and may only grant access to Tekmira’s LNP technology to its partners if it is part of a product sublicense. Alnylam will pay Tekmira milestones and royalties as Alnylam’s LNP-enabled products are developed and commercialized.

The new licensing agreement with Alnylam also grants us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets – three exclusive and ten non-exclusive licenses – provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five of the ten non-exclusive targets – ApoB, PLK1, Ebola, WEE1, and CSN5 – have already been granted, along with an additional license for ALDH2, which has been granted on an exclusive basis. In consideration for this license, we have agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations). Alnylam no longer has “opt-in” rights to Tekmira’s lead oncology product, TKM-PLK1, so we now hold all development and commercialization rights related TKM-PLK1. We will have no milestone obligations on the three exclusive licenses.

Alnylam currently has three LNP-enabled products in human clinical trials: ALN-TTR, ALN-VSP, and ALN-PCS.

ALN-TTR02

Alnylam’s ALN-TTR01 and ALN-TTR02 are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology. In July 2010, Alnylam announced the initiation of a Phase I human clinical trial for ALN-TTR01, which triggered a US$0.5 million milestone payment to us. Alnylam also initiated a Phase I trial with ALN-TTR02 aimed at evaluating safety, tolerability, and clinical activity of ALN-TTR02. New data were presented on July 16, 2012 at Boston University School of Medicine. Alnylam reported results that showed that administration of ALN-TTR02 resulted in statistically significant reductions in serum TTR protein levels of up to 94%. Suppression of TTR, the disease-causing protein in ATTR, was found to be rapid, dose dependent, durable, and specific after just a single dose. The initiation of the Phase II study of ALN-TTR02 triggered a US$1.0 million milestone payment to Tekmira. Alnylam has guided that initial results from a Phase II clinical trial with ALN-TTR02 are anticipated to be reported in mid-2013. Tekmira is entitled to receive a $5 million milestone payment when ALN-TTR02 enters a pivotal or Phase III clinical trial, which Alnylam has guided should occur by the end of 2013. Tekmira will also receive royalty payments based on commercial sales of ALN-TTR02.

ALN-VSP

In April 2009, Alnylam announced that they had initiated a Phase I human clinical trial for ALN-VSP. ALN-VSP is being developed as a treatment for advanced solid tumors with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. The initiation of the ALN-VSP Phase I clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009. In June 2011, Alnylam presented Phase I human clinical trial data at American Society of Clinical Oncology (ASCO) meeting and disclosed that ALN-VSP was generally well tolerated, demonstrated evidence for anti-tumor activity, and was found to mediate RNAi activity in both hepatic and extra-hepatic tumors. The most recent ALN-VSP data were

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

presented at the American Society of Clinical Oncology (ASCO) meeting in June 2012. Alnylam disclosed that, overall, the results demonstrated disease control lasting more than six months in the majority of patients treated on the extension study, including a complete response (CR) in an endometrial cancer patient who had multiple liver metastases. In this study, chronic dosing of up to 23 months with ALN-VSP was found to be generally safe and well tolerated. In July 2012, Alnylam disclosed that it has formed a strategic alliance with Ascletis Pharmaceuticals (Hangzhou) Co., Ltd., a privately held US-China joint venture pharmaceutical company, to develop and commercialize ALN-VSP in China, including Hong Kong, Macau, and Taiwan. We are entitled to receive a US$5 million milestone payment once we have enabled ALN-VSP to enter clinical trials in China, which is expected to occur in 2013. Tekmira will also receive royalty payments based on commercial sales of ALN-VSP.

ALN-PCS02

Alnylam is also developing ALN-PCS02, an RNAi therapeutic, which is enabled by our LNP delivery technology, to treat hypercholesterolemia, or high levels of cholesterol in the blood. On September 26, 2011, Alnylam announced the initiation of a Phase I human clinical trial for ALN-PCS02 which triggered a US$0.5 million milestone payment to us. On April 20, 2012, Alnylam presented ALN-PCS02 data at the American Heart Association’s Arteriosclerosis, Thrombosis, and Vascular Biology (ATVB) 2012 Scientific Sessions held in Chicago, IL. Alnylam reported results that showed that administration of a single dose of ALN-PCS02, in the absence of concomitant lipid-lowering agents such as statins, resulted in statistically significant and durable reductions of PCSK9 plasma levels of up to 84% and lowering of low-density lipoprotein cholesterol (LDL-C), or “bad cholesterol,” of up to 50%. ALN-PCS02 was shown to be safe and well tolerated in this study. In February 2013, Alnylam disclosed an exclusive global alliance with The Medicines Company to advance the ALN-PCS program. Tekmira will receive royalty payments based on commercial sales of ALN-PCS02.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc.

On August 24, 2011, we entered into a license and collaboration agreement with Halo-Bio. Under the agreement, Halo-Bio granted to us an exclusive license to its multivalent ribonucleic acid MV-RNA technology. The Agreement allows us to work together with Halo-Bio to design and develop MV-RNA molecules directed at gene targets of interest to us and to combine MV-RNA molecules with our LNP technology to develop therapeutic products. MV-RNA technology comprises single macromolecules capable of mediating RNAi at multiple unique target sites. MV-RNA can target three sites on a single gene or up to three separate genes simultaneously. We have already successfully demonstrated multi-gene knockdown using MV-RNA enabled by our proprietary LNP formulations.

The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments. To date we have recorded $0.5 million in fees under our license from Halo-Bio. Under the amended agreement, the maximum future license fees and other contingent payments are US$1.3 million and we will pay up to US$12.7 million in milestones on each product using Halo-Bio’s MV-RNA technology plus royalties.

License agreement with Marina Biotech, Inc.

On November 29, 2012, we disclosed that we had obtained a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog (UNA) from Marina for the development of RNAi therapeutics. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects.

To date we have paid Marina $0.5 million in license fees and there are milestones of up to US$3.2 million plus royalties for each product that we develop using UNA technology licensed from Marina.

Merck & Co., Inc. (Merck) license agreement

As a result of the business combination with Protiva we acquired a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product for which Merck will pay up to US$15.0 million in milestones, and will pay royalties on product sales. Merck has also granted a license to the Company to certain of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

Bristol-Myers Squibb Company (BMS) research agreement

On May 10, 2010 we announced the expansion of our research collaboration with BMS. Under the new agreement, BMS will use siRNA molecules formulated by us in LNPs to silence target genes of interest. BMS will conduct the preclinical work to validate the function of certain genes and share the data with us. We can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. BMS paid us US$3.0 million concurrent with the signing of the agreement. We are required to provide a predetermined number of LNP batches over the four-year agreement. BMS will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from BMS validated gene targets. On May 17, 2011 we announced a further expansion of the collaboration to include broader applications of our LNP technology and additional target validation work. Recognition of revenue from agreements with BMS is covered in the Revenue section of this MD&A.

U.S. National Institutes of Health (NIH) grant

On October 13, 2010 we announced that together with collaborators at The University of Texas Medical Branch (UTMB), we were awarded a new NIH grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using our LNP delivery technology. The grant, worth US$2.4 million, is supporting work at Tekmira and at UTMB.

Legacy Agreements

Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) license agreement

Talon is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo (Optisomal Vincristine), Alocrest (Optisomal Vinorelbine) and Brakiva (Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon has agreed to pay us milestones and single-digit royalties and is responsible for all future development and future expenses. We are eligible to receive milestone payments from Talon of up to US$18.0 million upon achievement of further development and regulatory milestones and, we will also receive single-digit royalties based on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon. Depending on the royalty rates Talon receives from its sublicensees, our royalty rate may be lower on product sales by the sublicensees. The royalty rate will be reduced to low single digits if there is generic competition.

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Talon orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia (ALL). In August 2007, Talon initiated a Phase II Marqibo registration-enabling clinical trial in relapsed ALL. On July 18, 2011, Talon announced that its New Drug Application (NDA) for Marqibo had been submitted to the FDA seeking approval for the treatment of adult Philadelphia chromosome-negative ALL in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. On August 9, 2012, Talon announced that Marqibo® (vinCRIStine sulfate LIPOSOME injection) had received accelerated approval from the FDA for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Talon is responsible for all future development of Marqibo. In 2012, we received a US$1.0 million milestone payment based on the FDA approval of Marqibo and will receive royalty payments based on Marqibo’s commercial sales.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There are no changes to our critical accounting policies and estimates from those disclosed in the annual MD&A and the notes to our audited annual consolidated financial statements both contained in our 2012 Annual Report.

RECENT ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this standard did not have any impact on our financial position or results of operations.

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have any impact on our consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents our unaudited quarterly results of operations for each of our last eight quarters. These data have been derived from our unaudited condensed consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(in millions Cdn$ except per share data)—unaudited
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2011	2011	2011	2012	2012	2012	2012	2013

Revenue
Collaborations and contracts:
DoD	$3.3	$2.0	$2.8	$3.5	$2.5	$1.9	$3.6	$2.0
Alnylam	1.0	1.5	0.7	—	—	—	—	—
Other	0.1	0.2	0.2	0.1	0.1	0.1	0.3	0.2

	4.4	3.7	3.7	3.6	2.6	2.0	3.9	2.2
Alnylam milestone payments	—	0.5	—	—	1.0	—	—	—
Talon milestone payment	—	—	—	—	—	1.0	—	—

Total revenue	4.4	4.2	3.7	3.6	3.6	3.0	3.9	2.2

Expenses	(8.0)	(5.8)	(5.9)	(6.2)	(6.2)	(4.8)	(9.8)	(5.3)
Other income (losses)	0.1	0.2	0.3	(0.5)	0.7	(1.6)	44.2	0.5

Net (loss) income	(3.5)	(1.5)	(1.8)	(3.2)	(1.9)	(3.4)	38.3	(2.6)

Basic net (loss) income per share	$(0.33)	$(0.12)	$(0.15)	$(0.25)	$(0.14)	$(0.25)	$2.72	$(0.18)
Diluted net (loss) income per share	$(0.33)	$(0.12)	$(0.15)	$(0.25)	$(0.14)	$(0.25)	$2.51	$(0.18)

Quarterly Trends / Revenue / Our revenue is derived from research and development collaborations and contracts, licensing fees and milestone payments. Over the past two years, our principal sources of ongoing revenue have been our Alnylam partnership entered into in March 2006 and our contract with the DoD to advance TKM-Ebola which began in July 2010.

In January 2009 we signed a Manufacturing Agreement with Alnylam, which has subsequently been replaced by a new licensing agreement signed in November 2012, and under the new license agreement we are no longer

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

manufacturing for Alnylam. Revenue from the previous Alnylam Manufacturing Agreement was higher than usual in Q3 2011 when deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion of the annual commitment.

In Q3 2010 we signed a contract with the DoD to develop TKM-Ebola and have since incurred significant program costs related to equipment, materials and preclinical and clinical studies. These costs are included in our research, development, collaborations and contracts expenses. These third-party costs are being reimbursed by the DoD so they are also recorded as revenue. DoD revenue from the TKM-Ebola program also includes labour, overheads and incentive fee charges. Third-party expenses were lower in Q3 2011 as we focused on preparing to file the IND for TKM-Ebola. Expenses were higher in Q1 2012 as our Phase I clinical trial for TKM-Ebola was initiated during the quarter. Also in Q1 2012, we began to acquire materials for continued work on scaling up our TKM-Ebola drug product manufacturing process. Revenues and related contract expenses were lower in Q3 2012 due to a temporary stop-work order issued by the DoD in August 2012. The stop-work order was subsequently lifted on October 2, 2012 and the contract has resumed. DoD revenue was unusually high in Q4 2012 due to an increase in our overhead rates. As described in our critical accounting policies in our Annual Report, we estimate the labor and overhead rates to be charged under our TKM-Ebola contract and update these rate estimates throughout the year. In Q4 2012, we incurred unforecasted expenses which led to an increase in our TKM-Ebola contract overhead rates and, therefore, an increase in our revenue under the contract. Q1 2013 DoD revenue was lower than trend as certain activities are picking up again. TKM-Ebola contract revenue should increase in Q2 2013 as technology transfer, manufacturing and non-clinical studies will all be ongoing. On May 8, 2013 we announced the signing of a modification to the TKM-Ebola contract—see the “Results of Operations” section of this discussion.

In Q3 2011 we earned a $0.5 million milestone from Alnylam following their initiation of a Phase I human clinical trial enabled by our LNP delivery technology. In Q2 2012 we earned a $1.0 million milestone from Alnylam following their initiation of a Phase II human clinical trial enabled by our LNP delivery technology.

In Q3 2012 we earned a $1.0 million milestone from Talon when they received accelerated approval for Marqibo® from the U.S. Food and Drug Administration (FDA). We are eligible to receive royalty payments based on Marqibo’s commercial sales.

We expect revenue to continue to fluctuate particularly due to the development stage of the TKM-Ebola contract and the irregular nature of licensing payments and milestone receipts.

Expenses / Our Q3 2011 lower expenses and net loss are a result of an unusually high proportion of revenue being generated from the reimbursement of staff time and overheads through the TKM-Ebola contract. Staff time and overhead revenue has a greater impact on reducing our losses than third party research and development cost reimbursement.

Our Q4 2012 expenses were unusually high as we paid staff bonuses and recorded $2.5 million in license fee charges related to AlCana, Marina and Halo-Bio—see the “Overview” section of this discussion.

Other income (losses) / Other income in Q4 2012 consists primarily of $65.0 million received under the new Alnylam license agreement net of related contingent legal fees of $18.7 million paid to our lead litigation counsel (see the “Overview” section for further discussion of the lawsuit).

Net (loss) income / The increase in loss in Q1 2012, as compared to Q4 2011, is largely due to the reduction in Alnylam revenue in Q1 2012 and an increase in the fair value of our outstanding warrants in Q1 2012 as a result of our increasing share price. The increase in loss in Q3 2012 is largely due to the $1.7 million increase in the fair value of our warrant liability which is caused by an increase in our share price over the previous quarter end.

RESULTS OF OPERATIONS

Three months ended March 31, 2013 compared to the three months ended March 31, 2012

For the three months ended March 31, 2013 (“Q1 2013”), our net loss was $2.6 million ($0.18 per common share) as compared to a net loss of $3.2 million ($0.25 per common share) for the three months ended March 31, 2012 (“Q1 2012”).

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

Revenue / Revenue is detailed in the following table:

(in millions Cdn$)	Q1 2013	Q1 2012
Collaborations and contracts
DoD	$2.0	$3.5
BMS	0.2	0.4
Other RNAi collaborators	—	0.1

Total collaborations and contracts	2.2	3.6
Alnylam milestone payments	—	—
Talon milestone payment	—	—

Total revenue	$2.2	$3.6

DoD revenue / On July 14, 2010, we signed a contract with the DoD to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection (see the “Overview” section for further discussion). Stage one of the contract, which is funded under the DoD’s JPM-TMT office , was initially budgeted at US$34.8 million. This stage one funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase I human safety clinical trial.

Under the contract, we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

On May 8, 2013, we announced that our contract with the DoD’s JPM-TMT office had been modified to support development plans that integrate advancements in Tekmira’s LNP formulation and manufacturing technologies, and provide for $6.9 million in additional funding for the TKM-Ebola program. The contract modification increases the stage one targeted funding to US$41.7 million. Revenue from the contract is being recognized using the percentage completion with cumulative catch-ups recorded for any changes in estimate.

As discussed in the “Summary of Quarterly Results” section above, contract revenues were higher in Q1 2012 as our Phase I clinical trial for TKM-Ebola was initiated during the quarter and we began to acquire materials for scaling up our TKM-Ebola drug product manufacturing process. In Q1 2013 various program activities progressed, in particular, animal studies using the new LNP formulation.

BMS revenue / In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the following four year period. The agreement was subsequently expanded to include a previous commitment worth $0.1 million and for the manufacture of formulations for extra-hepatic studies being conducted by BMS.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators and expect to record some revenue in this respect later in 2013.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses were $4.2 million in Q1 2013 as compared to $4.1 million in Q1 2012.

TKM-Ebola expenses were higher in Q1 2012 than in Q1 2013 for the reasons discussed in DoD revenue above. However, in Q1 2013, we incurred more early stage research expense as we work to identify additional drug candidates for development. Also in Q1 2013, we expensed a $0.2 million license fee payment to Marina as work continues on our UNA research.

General and administrative / General and administrative expenses were $0.9 million in Q1 2013 as compared to $1.8 million in Q1 2012. Q1 2012 general and administrative expenses were higher as they included legal fees incurred in respect of a lawsuit against Alnylam and AlCana that was settled in November 2012.

Depreciation of property and equipment / Depreciation of property and equipment was $0.2 million in Q1 2013 as compared to $0.2 million in Q1 2012.

Change in fair value of warrant liability / In conjunction with equity and debt financing transactions in 2011 and an equity private placement that closed on February 29, 2012, we issued warrants to purchase our common shares. We are accounting for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

upon exercise and do not sufficiently preclude an implied right to net cash settlement. At each balance sheet date the warrants are revalued using the Black-Scholes model and the change in value is recorded in the consolidated statement of operations and comprehensive loss.

The aggregate decrease in the value of our common share purchase warrants outstanding for Q1 2013 was $0.3 million as compared to an increase in the value of common share purchase warrants outstanding for Q1 2012 of $0.5 million. The changes in warrant liability are largely a result of changes in our share price over Q1 2013 and Q1 2012.

We expect to see future changes in the fair value of our warrant liability and these changes will largely depend on the change in the Company’s share price, any change in our assumed rate of share price volatility, our assumptions for the expected lives of the warrants and warrant issuances or exercises.

LIQUIDITY AND CAPITAL RESOURCES

Since our incorporation, we have financed our operations through the sales of shares, units, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, and government contracts, grants and tax credits.

At March 31, 2013, we held $43.8 million in cash and cash equivalents as compared to $46.8 million at December 31, 2012.

Operating activities used cash of $2.9 million in Q1 2013 as compared to $4.3 million in Q1 2012. Excluding changes in non-cash operating items, cash used in operating activities in Q1 2013 increased to $2.6 million from $2.2 million in Q1 2012.

Investing activities used $0.2 million in cash in Q1 2013 as compared to $0.001 million in Q1 2012. Capital expenditure was minimal in 2012 as we focused on the litigation against Alnylam and AlCana. Investing activities in Q1 2013 included upgrading our information technology systems.

Financing activities brought in $0.1 million in Q1 2013 as compared to $3.8 million in Q1 2012. In Q1 2012 we raised money through a private placement. In Q1 2013 we received cash from stock option and warrant exercises.

We believe our current funds on hand, plus expected income, including payments from our current licensees, collaborative partners and the DoD will be sufficient to continue our product development into 2015 (see the “Risks and Uncertainties” section). Based on assumptions discussed in our 2012 Annual Report MD&A guidance, we expect to have an aggregate balance of cash and cash equivalents and short-term investments of greater than $35.0 million at the end of 2013.

Contractual obligations

There have not been any other changes to our contractual obligations from those disclosed in our 2012 Form 20-F.

Off-Balance Sheet arrangements

Other than as disclosed elsewhere in this MD&A, there have not been any material changes to our off-balance sheet arrangements from those disclosed in our 2012 Form 20-F.

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions in the periods covered by this discussion.

OUTSTANDING SHARE DATA

As of April 30, 2013, we had 14,388,214 common shares issued and outstanding, outstanding options to purchase an additional 1,956,345 common shares and outstanding warrants to purchase an additional 1,502,911 common shares.

RISKS AND UNCERTAINTIES

Our risks and uncertainties are discussed in further detail in our Form 20-F dated December 31, 2012 which can be found at www.sedar.com or at www.sec.gov/edgar.

At March 31, 2013 we held $43.8 million in cash and cash equivalents. We believe our current funds on hand, plus expected income, including payments from our licensees, collaborative partners and the DoD will be sufficient to continue our product development into 2015. Substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

Management’s Discussion and Analysis (continued)	Tekmira – Q1 2013

•	revenues earned from our DoD contract to develop TKM-Ebola;

•	revenues earned from our collaborative partnerships, including milestone payments from Alnylam and royalties from sales of Marqibo from Talon;

•	the extent to which we continue the development of our product candidates, add new product candidates to our pipeline, or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or reduce expenses associated with non-core activities. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in high interest saving accounts and guaranteed investment certificates with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. The fair value of our cash investments as at March 31, 2013 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by, as far as possible, using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We have not entered into any other agreements or purchased any instruments to hedge possible currency risks at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

For the three months ended March 31, 2013, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.